

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Mr. Stuart J. Rosenthal
c/o Factor Capital Management, LLC
1 Penn Plaza
36th Floor
New York, NY 10119

> **Re:** **Factorshares 2X: S&P500 Bull/TBond Bear (File No. 333-164754)**
> **Factorshares 2X: TBond Bull/S&P500 Bear (File No. 333-164758)**
> **Factorshares 2X: S&P 500 Bull/USD Bear (File No. 333-164757)**
> **Factorshares 2X: Oil Bull/S&P500 Bear (File No. 333-164756)**
> **Factorshares 2X: Gold Bull/S&P500 Bear (File No. 333-164755)**
> **Amendment No. 3 to Registration Statements on Form S-1**
> **Filed November 3, 2010**

Dear Mr. Rosenthal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Please note that page number references in our letter correspond to page numbers in the marked, courtesy copy of amendment no. 3 that you provided to us.

General

1.   We note your response to comment 1 from our letter dated September 16, 2010. We are unable to agree with your conclusion that execution of the initial purchase agreement prior to the effectiveness of the registration statement is consistent with Section 5 of the Securities Act and the prohibition on sales without an effective registration statement. We note your reference to language in Section 2(a)(3) of the Securities Act, which excludes preliminary negotiations and agreements between an issuer and an underwriter. It is not clear that the statute provides an exclusion for final purchase agreements between the issuer and the underwriter. Please provide further analysis of why you believe

execution of the purchase agreement prior to effectiveness is consistent with Section 5. Alternatively, please confirm that the Initial Purchaser will not sign the purchase agreement until after the effective date of the registration statement.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.   Please file final signed and dated legal and tax opinions and the consents of counsel prior to effectiveness.

Exhibit 5.1

3.   We refer to the sentence in the form of legal opinion that states a Limited Owner may be subject to make certain payments provided for in the Trust Agreement. Please provide us with a Section 5 analysis for potential future capital contributions and revise the prospectus to disclose the nature and extent of the assessability. In addition, please provide a discussion of the potential for future assessments in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Mr. Stuart J. Rosenthal
c/o Factor Capital Management, LLC
December 3, 2010
Page 3

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Michael J. Schmidtberger, Esq.
        James C. Munsell, Esq.